United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR
For Period Ended: March 31, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:
PART I – REGISTRANT INFORMATION

Dana Corporation

Full Name of Registrant

N/A

Former Name if Applicable

4500 Dorr Street

Address of Principal Executive Officer (Street and Number)

Toledo, Ohio 43615

City, State and Zip Code
PART II – RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     As reported in our Form 8-K filed on March 6, 2006, Dana Corporation and forty of its domestic subsidiaries filed voluntary petitions for reorganization under chapter 11 of the United States Bankruptcy Code (the Bankruptcy Code) in the United States Bankruptcy Court, Southern District of New York (the Court) (Case No. 06-10354) on March 3, 2006.
     We will be unable to file our Form 10-Q for the quarterly period ended March 31, 2006 by the due date of May 10, 2006 or the extended filing date of May 15, 2006, because we require additional time to complete the financial statements to be included in our Form 10-Q, in light of the bankruptcy filing.
     As a result of our chapter 11 filing, we have adopted and are subject to the accounting requirements of American Institute of Certified Public Accountants Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code” (SOP 90-7). Under SOP 90-7, revenues, expenses, realized gains and losses and provisions for losses that can be directly associated with the reorganization must be reported separately as reorganization items in our statement of operations. Our balance sheet must distinguish pre-petition liabilities subject to compromise from both pre-petition liabilities that are not subject to compromise and post-petition liabilities, and our statement of cash flows must disclose cash provided by the reorganization items. The SOP 90-7 requirements are new to us and we require additional time to prepare our financial statements in accordance with them.
     We expect to file our first-quarter Form 10-Q before May 31, 2006.
PART IV – OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Michael L. DeBacker	419	535-4647
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
     Yes ☑            No ☐
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     Yes ☑            No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
We expect to record a loss for the first quarter of 2006, compared to a profit in the first quarter of 2005, primarily as a result of our lower operating margins, reorganization costs and discontinued recognition of tax benefits on U.S. losses. We cannot reasonably estimate our 2006 loss until we have completed the preparation of our financial statements for the quarter in accordance with the SOP 90-7 accounting requirements discussed above.
Dana Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 11, 2006	By:	/s/ Kenneth A. Hiltz

Kenneth A. Hiltz, Chief Financial Officer

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